                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)



                          Cross Timbers Royalty Trust
                          ---------------------------
                                (Name of Issuer)

                          Units of Beneficial Interest
                          ----------------------------
                         (Title of Class of Securities)

                                  22757R 10 9
                                 ---------------
                                 (CUSIP Number)


                                Louis G. Baldwin
                             Senior Vice President
                          and Chief Financial Officer
                           Cross Timbers Oil Company
                         810 Houston Street, Suite 2000
                            Fort Worth, Texas 76102
                                 (817) 870-2800
             ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                  May 28, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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   SCHEDULE 13D

-------------------------------------------------------------------------------
   CUSIP No. 22757R 10 9
             -----------

-------------------------------------------------------------------------------
   1)   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Cross Timbers Oil Company
        -------------------------
        75-2347769
        ----------
-------------------------------------------------------------------------------
   2)   Check the Appropriate Box if a Member of a Group (See Instructions)
        a) [ X ]  b) [   ]

-------------------------------------------------------------------------------
   3)   SEC Use Only

-------------------------------------------------------------------------------
   4)   Source of Funds (See Instructions)

        WC,BK
        -----
-------------------------------------------------------------------------------
   5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)   [  ]

-------------------------------------------------------------------------------
   6)   Citizenship or Place of Organization
        Delaware
        --------
-------------------------------------------------------------------------------
                          7)  Sole Voting Power
   Number of Shares           1,312,300
    Beneficially Owned        ---------
    by Each Reporting     -----------------------------------------------------
    Person With           8)  Shared Voting Power

                          -----------------------------------------------------
                          9)  Sole Dispositive Power
                              1,312,300
                              ---------
                          ------------------------------------------------------
                          10) Shared Dispositive Power

--------------------------------------------------------------------------------
   11)  Aggregate Amount Beneficially Owned by Each Reporting Person
        1,312,300
        ---------
--------------------------------------------------------------------------------
   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]
--------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11)
        21.9%
        -----
--------------------------------------------------------------------------------
   14)  Type of Reporting Person (See Instructions)
         CO
        ----
--------------------------------------------------------------------------------

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   SCHEDULE 13D

--------------------------------------------------------------------------------
   CUSIP No. 22757R 10 9
             -----------

--------------------------------------------------------------------------------
   1)   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Bob R. Simpson
        --------------

--------------------------------------------------------------------------------
   2)   Check the Appropriate Box if a Member of a Group (See Instructions)
        a) [ X ]  b) [    ]

--------------------------------------------------------------------------------
   3)   SEC Use Only

-------------------------------------------------------------------------------
   4)   Source of Funds (See Instructions)
        PF, OO
        ------
-------------------------------------------------------------------------------
   5)   Check Box if Disclosure of Legal    [  ]
        Proceedings is Required Pursuant
        to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
   6)   Citizenship or Place of Organization
        United States
        -------------
 -------------------------------------------------------------------------------
                          7)  Sole Voting Power
    Number of Shares          77,800
    Beneficially Owned        ------
    by Each Reporting     -----------------------------------------------------
    Person With           8)  Shared Voting Power

                          -----------------------------------------------------
                          9)  Sole Dispositive Power
                              77,800
                              ------
                          -----------------------------------------------------
                          10)  Shared Dispositive Power

--------------------------------------------------------------------------------
   11)  Aggregate Amount Beneficially Owned by Each Reporting Person
        77,800
        ------
--------------------------------------------------------------------------------
   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]
--------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11)
        1.3%
        ----
--------------------------------------------------------------------------------
   14)  Type of Reporting Person (See Instructions)
         IN
        ----
--------------------------------------------------------------------------------

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ONLY THE INFORMATION REPORTED FOR THE FOLLOWING ITEMS IN THIS AMENDMENT NO. 9 TO
SCHEDULE 13D IS AMENDED FROM THE INITIAL FILING ON SCHEDULE 13D DATED OCTOBER 9, 1996 AND PRIOR AMENDMENTS THERETO (THE INITIAL SCHEDULE 13D, TOGETHER WITH ALL PRIOR AMENDMENTS, BEING REFERRED TO HEREIN AS "THE SCHEDULE 13D"). UNLESS SPECIFICALLY HEREBY AMENDED, THE INFORMATION IN THE SCHEDULE 13D REMAINS UNCHANGED. UNLESS OTHERWISE DEFINED HEREIN, ALL DEFINED TERMS USED HEREIN HAVE THE SAME MEANING AS IN THE SCHEDULE 13D.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended as follows:

   On May 20, 1997, J. Richard Seeds, a director of the Company, was elected an executive officer of Cross Timbers with the title of Executive Vice President. Mr. Seeds' business address is 810 Houston Street, Suite 2000, Fort Worth, Texas, 76102.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended as follows:

   As of June 5, 1997, the total cost of Units purchased by Cross Timbers was $18.0 million.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended as follows:

   (a) As of June 5, 1997, Cross Timbers beneficially owns 1,312,300 Units or approximately 21.9% of the Issuer's outstanding Units of 6,000,000 at May 1, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for its quarter ended March 31, 1997. As of June 5, 1997, Bob R. Simpson, Chairman of the Board of Directors and Chief Executive Officer of Cross Timbers, beneficially owns 77,800 Units or approximately 1.3% of the Issuer's outstanding Units.

   (b) Cross Timbers has the sole voting power and dispositive power with respect to the 1,312,300 Units it beneficially owns. Mr. Simpson has the sole voting and dispositive power with respect to the 77,800 Units he owns.

   (c) Schedule II, attached hereto and incorporated herein by reference, lists all transactions in the Units effected since April 3, 1997 and through June 5, 1997 by Cross Timbers or Mr. Simpson or, to the knowledge of Cross Timbers or Mr. Simpson, by any of the persons listed on Schedule I to the Schedule 13D.

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SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   CROSS TIMBERS OIL COMPANY



Date:  June 5, 1997                By: LOUIS G. BALDWIN
                                       ----------------
                                       Louis G. Baldwin
                                       Senior Vice President and
                                       Chief Financial Officer





                                   BOB R. SIMPSON
                                   --------------
                                   Bob R. Simpson

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SCHEDULE II TO SCHEDULE 13D

   The following lists open market purchases of Units effected by Cross Timbers since April 3, 1997 and through June 5, 1997.

                            Number               Price
    Date                  of Units              per Unit
    ----                  --------              --------
   4/4/97                  1,000                $14.500
   4/7/97                  1,100                 14.500
   4/8/97                 15,000                 14.500
   4/15/97                 7,400                 14.500
   4/18/97                   500                 14.625
   4/21/97                   900                 14.375
   4/22/97                 1,500                 14.375
   4/23/97                 1,000                 14.375
   4/28/97                 2,000                 14.500
   4/30/97                   500                 14.500
   5/1/97                  6,500                 14.500
   5/2/97                  2,200                 14.500
   5/27/97                10,000                 14.500
   5/28/97                10,000                 14.500

   The following lists open market sales of Units effected by Mr. Simpson since April 3, 1997 and through June 5, 1997.


                            Number               Price
    Date                  of Units              per Unit
    ----                  --------              --------

   4/4/97                    900                $14.625
   4/8/97                  1,600                 14.625
   4/10/97                   100                 14.625
   4/11/97                   600                 14.625
   4/14/97                 1,700                 14.625
   4/15/97                   400                 14.625
   4/16/97                   200                 14.625
   4/17/97                 1,000                 14.625
   4/18/97                   300                 14.625
   4/21/97                 1,100                 14.500
   4/22/97                   700                 14.500
   4/24/97                   900                 14.500
   4/25/97                 6,000                 14.500
   4/28/97                 3,000                 14.625
   5/1/97                    300                 14.625
   5/2/97                  3,900                 14.625
   5/5/97                  2,500                 14.625

   On May 28, 1997, Mr. Simpson sold 65,000 Units at $14.50 per Unit to a third party in a private transaction. Also on May 28, 1997, Cross Timbers purchased 65,000 Units at $14.50 per Unit from the third party in a private transaction.

   To the best of Cross Timbers' and Mr. Simpson's knowledge, no other persons listed in Schedule I of the Schedule 13D have effected any Unit transactions since April 3, 1997 and through June 5, 1997.